September 30, 2010
VIA EDGAR AND FEDEX
Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Promotora de Informaciones, S.A.
Amendment No. 2 to Form F-4
Filed on September 17, 2010
File No. 333-166653
Dear Mr. Spirgel:
     On behalf of Promotora de Informaciones, S.A. (“Prisa”) and Liberty Acquisition Holdings Corp. (“Liberty”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter, dated September 27, 2010, with respect to the above-captioned Amendment No. 2 (“Amendment No. 2”) to Registration Statement on Form F-4 (the “Registration Statement”). With this letter, Prisa is filing via EDGAR Amendment No. 3 (“Amendment No. 3”) to the Registration Statement. Additionally, Liberty is filing via EDGAR revised preliminary proxy materials on Schedule 14A.
     Supplementally, Prisa and Liberty are delivering to John Zitko of the Division of Corporation Finance five copies of a version of Amendment No. 3 that has been marked by the financial printers to show the changes since the filing of Amendment No. 2 on September 17, 2010. All page references in the responses set forth below are to the pages of the proxy statement/prospectus forming a part of Amendment No. 3. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 3.
     For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.
General
1.	We note your response to comment seven in our letter dated August 31, 2010. Please disclose why you believe the transaction satisfies the definition of a Business Combination (“. . . the acquisition by the Corporation of one or more operating business . . .”) included in Article 5 of Liberty’s Articles of Incorporation. In this regard, we note that it does not appear that Liberty will acquire anything in this transaction, so Liberty itself will not acquire a controlling interest in a target business. Also disclose the minimum voting power that former Liberty stockholders

Larry Spirgel, Esq.
United States Securities and Exchange Commission
September 30, 2010

may have upon consummation of the transaction considering maximum cash elections and redemptions and any other variables that could reduce their total voting power. Clarify whether or not you are including the newly issued preferred shares in this disclosure. If so, quantify the voting power percentage attributable to these shares. Finally, address this issue in the risk factor regarding rescission on page 48 as well as in your response to comment six below.
Response: Liberty has revised the disclosure on pages xii-xiii to disclose how the transaction satisfies the definition of a “Business Combination” contained in Liberty’s restated certificate of incorporation and the minimum voting power that former Liberty security holders may have immediately following consummation of the business combination. Liberty has also revised the risk factor on page 48 in response to the Staff’s comment.
Liberty notes supplementally that although, under certain circumstances, former Liberty security holders may hold less than 50% of the voting securities of Prisa outstanding immediately following the consummation of the business combination, under all circumstances, former Liberty security holders will hold more than 50% of the total equity securities of Prisa that will be outstanding immediately following the consummation of the business combination.
2.	We note your response to comment 11 in our letter dated August 31, 2010. However, the form of opinion filed as Exhibit 5 contains inappropriate qualifications due to the fact that the securities to be registered are not currently authorized. Please confirm that you intend to file an unqualified Exhibit 5 legal opinion by means of a post-effective amendment prior to issuance of the securities and provide us with a draft for review.
Response: Prisa confirms that it intends to file an Exhibit 5 legal opinion, unqualified as to the authorization of the securities to be issued, by means of a post-effective amendment to the Registration Statement prior to issuance of the securities being registered. As requested, a draft of such revised opinion is attached as Attachment 1 to this response letter.
Risk Factors, page 33
The failure of Prisa’s controlling stockholder group . . ., page 45
3.	Please further revise this risk factor to explain what will constitute a change of control under the DTS shareholder agreements and describe the terms of a forced share sale pursuant to those agreements.
Response: The disclosure on page 45 has been revised in response to the Staff’s comment to explain what will constitute a change of control. In addition, Prisa has described how the purchase price is determined in the event of a forced share sale resulting from a change of control. Prisa supplementally advises the Staff that the DTS

Larry Spirgel, Esq.
United States Securities and Exchange Commission
September 30, 2010

shareholder agreement does not provide for any additional material terms regarding such forced share sale.
The Business Combination Proposal, page 72
Background of the Business Combination, page 72
4.	We note your response to comment 25 in our letter dated August 31, 2010 and your revised disclosure regarding the presentations of your financial advisor. However, it is still not clear why you believe that such presentations do not constitute reports, opinions or appraisals within the meaning of Item 1015(a) of Regulation M-A. Please provide a detailed analysis supporting your interpretation of this requirement. Alternatively, include the presentations as exhibits to the registration statement. If you believe earlier presentations are not material to the transaction, please explain why. Please note that we are in the process of reviewing the supplemental materials you provided and may have further comments.
Response: Liberty advises the Staff that it continues to believe that the four presentations referred to in the Registration Statement, copies of which were provided supplementally to the Staff, do not constitute reports, opinions or appraisals which are materially related to the proposed business combination within the meaning of Item 1015(a) of Regulation M-A. We are not aware of a specific definition of these terms applicable to Regulation M-A. In general, however, a “report” is commonly defined as a detailed account or statement, an account or statement of a judicial opinion or decision or a usually formal record of the proceedings of a meeting or session; an “opinion” is commonly defined as a formal expression of judgment or advice by an expert; and an “appraisal” is commonly defined as a valuation of property by the estimate of an authorized person. Liberty respectfully submits that the four presentations do not come within the common meanings of any of these terms.
     As noted in the response letter provided to the Staff on September 17, 2010, the four presentations consist, in large parts, of summaries of proposed terms of the business combination and of publicly available information regarding Prisa. They do not contain independent analysis, nor do they express any opinions or conclusions regarding Prisa, the terms of the proposed business combination or the fairness of the proposed business combination. Rather, they are primarily compendiums of otherwise available information, provided to Liberty’s board of directors for its convenience, and Liberty believes that none of the presentations were material to the board’s approval of the business combination. The presentations are not “accounts” or “statements,” nor do they constitute formal records of any proceeding. Likewise, they do not provide a formal expression of judgment or advice regarding any matter, nor do they provide any valuation of Prisa.
     In addition, even if the presentations were to constitute “reports” within the meaning of Item 1015(a), Liberty continues to believe that three of the four presentations

Larry Spirgel, Esq.
United States Securities and Exchange Commission
September 30, 2010

(dated February 24, 2010, April 19, 2010 and May 7, 2010) are not relevant or otherwise material to the transaction, as they reflect the terms of earlier versions of the business combination, prior to the execution of the amended and restated business combination agreement. Liberty believes that these presentations, which contain descriptions of deal terms that are no longer applicable to the business combination, as well as Prisa stock prices which are now outdated and irrelevant to a comparison with the current deal consideration, would be confusing (and potentially misleading) to investors.
     For the foregoing reasons, Liberty respectfully submits that the referenced presentations are not required to be filed as exhibits to the Form F-4.
Liberty’s Reasons for the Business Combination and Recommendation of Liberty’s Board of Directors, page 79
5.	We note your response to comment 28 in our letter dated August 31, 2010 and your revised disclosure on page 81. Please revise your background discussion to provide additional information about the Liberty board’s consideration of alternative transactions.
Response: The disclosure on page 81 has been revised in response to the Staff’s comment.
6.	We note your response to comment 29 in our letter dated August 31, 2010 and your revised disclosure on page 85. Please expand this disclosure to identify the transaction terms referenced in the risk factor related to potential rescission rights on page 48. For each of these transaction terms, explain the basis for the Liberty board’s conclusion that the terms were consistent with the certificate of incorporation and IPO prospectus disclosure.
Response: The disclosure on page 86 has been revised in response to the Staff’s comment.
7.	We note your response to comment 32 in our letter dated August 31, 2010 and your revised disclosure on page 84. As requested in our prior comment, please disclose the actual recent and historical share prices considered by the Liberty board in connection with its analysis.
Response: The disclosure on pages 84-85 has been revised in response to the Staff’s comment.

Larry Spirgel, Esq.
United States Securities and Exchange Commission
September 30, 2010

8.	Please disclose the maximum amount that Prisa’s controlling shareholder group could own following the transaction (assuming maximum cash elections, redemptions, etc.) and address how that would impact the market for Prisa’s shares and the Liberty’s board’s valuation assessment.
Response: The disclosure on page 85 has been revised in response to the Staff’s comment.
Information About Liberty and Liberty Virginia, page 267
9.	Please further revise your disclosure on page 267 about the waiver of the co-investment obligation to also explain that, while dilution may be limited, the aggregate cash commitment amounts will not be available to Prisa following the transaction.
Response: The disclosure on page 268 has been revised in response to the Staff’s comment.
*       *       *       *       *       *
     If you have any questions, please do not hesitate to contact Adam O. Emmerich, at (212) 403-1234 (telephone) or (212) 403-2234 (fax), or his colleague, Nancy B. Greenbaum, at (212) 403-1339 (telephone) or (212) 403-2339 (fax), of Wachtell, Lipton Rosen & Katz, counsel to Prisa, or Alan I. Annex, at (212) 801-9323 (telephone) or (212) 801-6400 (fax), or his colleague, Jason T. Simon, at (703) 749-1386 (telephone) or (703) 749-1301 (fax), of Greenberg Traurig, LLP, counsel to Liberty.
Sincerely,

/s/ Alan I. Annex	/s/ Adam O. Emmerich
Alan I. Annex Greenberg Traurig, LLP	Adam O. Emmerich Wachtell, Lipton, Rosen & Katz

cc:	Juan Luis Cebrián, Promotora de Informaciones, S.A.
Iñigo Dago Elorza, Promotora de Informaciones, S.A.
Jared Bluestein, Liberty Acquisition Holdings Corp.
Matias Cortés Domínguez, Cortés Abogados
Javier Ybáñez Rubio, Garrigues

Attachment 1
Draft of Legal Opinion
Promotora de Informaciones, S.A.
Gran Vía, 32
28013 Madrid
Madrid, [●], 2010
Dear Sirs,
Amended and restated business combination agreement by and among Promotora de Informaciones, S.A., Liberty Acquisition Holdings Corp., and Liberty Acquisition Holdings Virginia, Inc., dated as of 4 August 2010, as amended by Amendment No. 1 thereto dated as of 13 August 2010 (the ARBCA)
We have acted as Spanish legal advisors to Promotora de Informaciones, S.A., a sociedad anonima organized under the laws of the Kingdom of Spain (Prisa), in connection with the ARBCA and the issuance by Prisa of (i) up to 760,828,230 new Class A ordinary shares and (ii) up to 402,987,000 Class B convertible non-voting shares (jointly, the New Shares) on the terms contemplated in the ARBCA, as described in the proxy statement / prospectus forming part of the registration statement on form F-4, registration number 333-166653 (as amended through the date hereof, the F-4 Registration Statement) filed with the Securities Exchange Commission.
1. Documents examined
In connection with this opinion, we have reviewed and examined originals or copies identified to our satisfaction, of such records of Prisa and such other documents as we have considered necessary as a basis for the opinions hereinafter expressed.
2. Assumptions
In giving this opinion, we have assumed:
(i)	the genuineness of all signatures;
(ii)	the authenticity and completeness of all documents submitted to us as originals and the completeness and the conformity to originals of all documents submitted to us as copies;
(iii)	that the business combination agreement dated as of 5 March 2010, its amendments and the ARBCA have been duly authorized by all the parties thereto other than Prisa, and have been duly executed and delivered by all the parties thereto other than Prisa;
(iv)	that there is nothing in any law of any jurisdiction other than Spain that might affect our opinion; and
(v)	that no act or document other than the ones we have reviewed contradicts or varies the information contained in the documents supplied to us for the purposes of this opinion.

We do not represent ourselves to be familiar with the laws of any jurisdiction other than Spain and express no opinion on any question arising under any laws other than the laws of Spain. This opinion is confined to, and given on the basis of, the laws of Spain as such are in effect on the date hereof.
3. Opinion
Based on the above assumptions and subject to the reservations set out below, we are of the opinion that:
(a)	Prisa is duly incorporated and validly existing as a corporation with limited liability under the laws of Spain.
(b)	Prisa has the power to enter into the ARBCA and to exercise its rights and perform its obligations thereunder, and all corporate and other actions required to authorise the execution of the ARBCA have been duly taken. The person executing the ARBCA for Prisa is legally authorised to do so. The ARBCA has been validly executed by Prisa in a way that is permitted by Spanish law.
(c)	The New Shares have been duly authorized by all necessary corporate action on the part of Prisa, and upon the payment for the New Shares through the transfer and contribution in kind of the shares and warrants of Liberty Acquisition Holdings Virginia, Inc., along with the filing and registration of the relevant prospectus by Prisa at and by the Spanish Stock Market Commission (Comision Nacional del Mercado de Valores), the Board of Directors of Prisa (Consejo de Administracion) or any other person or body duly empowered shall execute in a public deed the capital increase, register such notarial deed with the Commercial Registry of Madrid and record the New Shares with the Spanish Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A. (Iberclear). By effect thereof, the New Shares will be fully paid and validly issued under the existing laws of Spain.
4. Reservations
This opinion is given subject to the following reservations:
1.	No opinion is expressed on matters of fact.
2.	The validity, enforceability and effectiveness of the obligations assumed by Prisa under the ARBCA may be limited by bankruptcy, insolvency, liquidation, reorganisation and other laws of general application relating to or affecting creditors’ rights generally.
In this opinion, Spanish legal concepts are described in English terms and not by their original Spanish language terms. Such concepts may not be exact translations of the concepts described by the same English terms. This opinion may, therefore, only be relied upon under the express condition that any issues (e.g. interpretation, etc.) arising thereunder will be governed by Spanish law and be brought before a Spanish court.
This opinion is being furnished by us, as Spanish legal advisors to Prisa, to you as a supporting document in connection with the above referenced F-4 Registration Statement. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent. In any event, this opinion is exclusively addressed to Prisa and no other person shall make decisions based on the opinion or be entitled to claim any liability for its content unless otherwise expressly agreed by us.

We hereby consent to the inclusion of this opinion letter as an exhibit to the Registration Statement on Form F-4 and to the reference to our firm name in the proxy statement/prospectus forming part of the Registration Statement on Form F-4 under the caption “Legal Experts.” In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
Yours faithfully,
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